July 28, 2014

VIA EDGAR

Mr. Robert F. Telewicz, Jr.

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	The GEO Group, Inc.
Form 10-K for the year ended December 31, 2013
Filed on March 3, 2014
File No. 001-14260

Dear Mr. Telewicz:

On behalf of The GEO Group, Inc. (the “Company” or “GEO”), we hereby respond to the Staff’s comment letter, dated July 10, 2014, regarding the above referenced Form 10-K for the year ended December 31, 2013 filed on March 3, 2014 (the “Form 10-K”). Please note that, for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided our response to the comment immediately thereafter.

Form 10-K for the year ended December 31, 2013

Financial Statements

Notes to Consolidated Financial Statements, page 95

17.	Income Taxes, page 143

1.	We have considered your response to our prior comment three. With respect to your worthless stock deduction, please clarify for us what new information was received in 2013 that was not available as of December 31, 2012. To the extent the company was waiting on the completion of its internal analysis, explain to us why the results were not accounted for as a correction of an error in accordance with ASC Topic 250-10-45 paragraphs 22-24. In addition, please tell us if the deduction resulted in a decrease to the company’s income tax liability for prior years, and whether the company has received a refund as of the date of your response.

Response:

To provide context to the Company’s process related to determining the Company’s estimate of the worthless stock deduction, we wanted to describe to you in more detail the steps taken by the Company as it relates to the December 31, 2012 worthless stock deduction.

Mr. Robert F. Telewicz, Jr.

Senior Staff Accountant

July 28, 2014

A worthless stock deduction involves a two-step analysis. First, the subsidiary must be tested for insolvency which requires a comparison of the fair market value of the subsidiary’s business to its debt. Also, in the case of intercompany advances, there must be a determination of whether or not the intercompany advances are considered to be a liability or equity for tax purposes. If the subsidiary is determined to be solvent, then there can be no worthless stock deduction. Secondly, only once insolvency is established, is it relevant to determine the tax basis to calculate the amount of the worthless stock loss.

In order to arrive at an estimate of the worthless stock deduction there are several key informational data points that are absolutely essential to determine whether or not there is a potential deduction and whether or not it is possible to estimate such a deduction. These key informational data points are as follows:

•	Debt Legitimacy Study

•	Fair Market Value Valuation

•	Tax Basis Study

In addition, calculating the tax basis for a subsidiary that participates in the filing of a consolidated group requires the tracking of income, expense and other information since the subsidiary’s inception.

On December 6, 2012, the Company announced that it was converting to a REIT effective January 1, 2013. The Company undertook a significant number of contractual, legal and organizational restructuring activities in December 2012 to ensure that it was able to operate in compliance as a REIT effective January 1, 2013. Included among these significant actions were two transactions that gave rise to the Company’s overall worthless stock deduction. These two transactions were the sale of the Company’s Residential Treatment Services (“RTS”) division and the deemed liquidation of certain subsidiaries which became Qualified REIT Subsidiaries. If not for the REIT conversion, there would have been no reason to consider whether or not a worthless stock deduction existed and neither of these two transactions would have occurred.

For the sale of RTS, management was able to determine that a worthless stock deduction existed and estimate the deduction because all of the information related to the key data points discussed above was available at December 31, 2012. Since RTS was sold to a third party under a purchase contract at December 31, 2012, it resulted in an arm’s length negotiated sale price which established the fair market value of the subsidiary and its assets. In addition, the determination of the insolvency of RTS was simplified because its intercompany debt was supported by an intercompany note which was important because it significantly reduced the

Mr. Robert F. Telewicz, Jr.

Senior Staff Accountant

July 28, 2014

likelihood that the Internal Revenue Service (“IRS”) would consider the intercompany debt to be equity which could have resulted in RTS not being insolvent. Since the Company had all of the key informational data points available at December 31, 2012, management was able to determine that RTS was insolvent and management therefore was able to reasonably estimate the amount of the worthless stock deduction. The Company recorded a tax benefit of $7.8 million which was included in discontinued operations in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.

In contrast to the RTS transaction, the key informational data points needed to determine if a worthless stock deduction would be available for the subsidiaries deemed liquidated as a result of the REIT conversion were not available to the Company as of December 31, 2012. For instance, no fair market valuations of the liquidating subsidiaries existed and there were no third party sales to substantiate the fair values. Also, the indebtedness of the liquidating subsidiaries consisted primarily of intercompany advances with a history that predated our acquisition of these subsidiaries (in some cases by almost 20 years). Most importantly, the information was not available to allow the Company to determine the solvency of the subsidiaries. As discussed above, the Company did not make the decision to convert to a REIT until December 6, 2012.

With respect to the Company’s estimate of the worthless stock deduction for the liquidated subsidiaries, the following new information was received by the Company after December 31, 2012.

•	In December 2012, the Company engaged a national third party tax consulting firm to perform a debt legitimacy study of the debt for the liquidating subsidiaries. In April 2013, the Company received the debt legitimacy study from the tax consulting firm. The debt legitimacy study provided new information which the Company did not have prior to the filing of the December 31, 2012 financial statements.

•	In January 2013, the Company engaged the national third party tax consulting firm to perform a solvency scoping analysis on over a dozen subsidiaries. Based on the scoping analysis, the Company engaged the third party tax consulting firm in February 2013 to perform a valuation study on four subsidiaries. On July 2, 2013, the Company received the final valuation reports. The final valuation reports allowed management to conclude that three of the four subsidiaries for which a study was prepared were in fact insolvent. The valuation reports provided new information which the Company did not have prior to the filing of the December 31, 2012 financial statements and together with the debt legitimacy study allowed management to conclude which subsidiaries were in fact insolvent and therefore gave rise to a worthless stock deduction as a consequence of the REIT conversion.

•	In February 2013, the Company engaged the national third party tax consulting firm to perform a tax basis study for the liquidating subsidiaries. In June 2013, the final tax basis

Mr. Robert F. Telewicz, Jr.

Senior Staff Accountant

July 28, 2014

study was received from the third party tax consulting firm. As noted above, the tax basis study was required to calculate the amount of the worthless stock deduction and incorporated the information received from the debt legitimacy study and the fair market valuation. The tax basis study was new information which the Company did not have prior to the filing of the December 31, 2012 financial statements.

The new information listed above which was substantially received from the national third party consulting firms in June and July of 2013 was not available to the Company prior to the filing of its December 31, 2012 financial statements. The new information received was not a part of the Company’s books and records and other information was not readily accessible from the Company’s 2012 books and records. Because this new information was needed by the Company to estimate the worthless stock deduction related to the liquidating subsidiaries and because this information was not available prior to the filing of its December 31, 2012 financial statements, the Company considered the amount recorded in 2013 related to the worthless stock deductions a change in estimate under ASC 250-10-45-17 and not the correction of an error under ASC 250-10-45 paragraphs 22 to 24. ASC 250 defines changes in accounting estimate as changes resulting from new information while ASC 250 defines an error as an error in recognition, measurement, presentation or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of GAAP, or oversight or misuse of facts that existed at the time the financial statements were prepared. In this situation, management did not experience mathematical mistakes, mistakes in the application of GAAP or oversight or misuse of facts but rather the required key informational data points necessary to perform and estimate the calculation were not available. Management estimated that there was no worthless stock deduction relating to the liquidating subsidiaries as of the filing of the Annual Report on Form 10-K for the year ended December 31, 2012 since the information available would not support one. Once new information was received, management revised its estimate and recorded a worthless stock deduction for these subsidiaries in 2013. For the RTS subsidiary, information was available for the Company to support and reasonably estimate a worthless stock deduction as of December 31, 2012 and therefore the Company recorded the related tax benefit in its Annual Report on Form 10-K for the year ended December 31, 2012.

Finally, the comment letter asked if the deduction resulted in a decrease to the Company’s income tax liability for prior years, and whether the Company has received a refund as of the date of our response. The deduction did result in a decrease to the Company’s income tax liability for the 2012 tax year. Further, as stated in our correspondence dated June 26, 2014, the IRS audited the worthless stock deduction and agreed with the Company’s treatment. The Company has received a refund for the 2012 tax year as of the date of this response.

We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call the undersigned at 305-982-5519.

Mr. Robert F. Telewicz, Jr.

Senior Staff Accountant

July 28, 2014

In connection with responding to the Staff’s comments, GEO has acknowledged in Exhibit A to this letter the following:

•	GEO is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	GEO may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

AKERMAN LLP

/s/ Esther L. Moreno Esther L. Moreno
For the Firm

cc:	Securities and Exchange Commission
Jennifer Monick, Senior Staff Accountant

The GEO Group, Inc.

    Brian R. Evans, Senior Vice President and Chief Financial Officer

    John J. Bulfin, Esq., Senior Vice President and General Counsel

Akerman LLP

    Stephen K. Roddenberry, Esq.

EXHIBIT A

THE GEO GROUP, INC.

One Park Place, Suite 700

621 NW 53rd Street

Boca Raton, FL 33487

July 28, 2014

In connection with its response to the United States Securities and Exchange Commission’s comment letter, dated July 10, 2014, The GEO Group, Inc. (“GEO”) acknowledges the following:

•	GEO is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	GEO may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The GEO Group, Inc.

By:	/s/ Brian R. Evans
Brian R. Evans Senior Vice President and Chief Financial Officer